

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2011

Via E-mail
Eric Tait
Chief Executive Officer and Director
PointView Capital, Inc.
3330 Cumberland Blvd., Suite 500
Atlanta, GA 30339

> **Re:** **PointView Capital, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed October 25, 2011**
> **File No. 024-10306**

Dear Mr. Tait:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part I – Notification

Item 5. Unregistered Securities Issued or Sold Within One Year, page 2 of 3

1.   We note your response to comment 2 of our comment letter dated October 13, 2011. Please revise your disclosure to provide the information required by Item 5(c) of Form 1-A.

Part II – Offering Statement

Cover Page

2.   We note your response to comment 3 of our comment letter dated October 13, 2011. Please revise the cover page to include your telephone number as required by Item 1(b) of Model B of Form 1-A.

3. Please revise the disclosure on the cover page of the offering circular to discuss the material risks, such as the company owns no properties and has no operations and may not have funds available to make interest payments, in addition, investors could lose their entire investment (as disclosed in your risk factors on page 4). See Item 1(i) of Model B.

The Company, page 3 of 15

4. We have reviewed your response to prior comment 6. The reference to September 16 as your fiscal year still appears directly below your company telephone number on page 3 of 15. Please revise.

Item 5. Use of Proceeds, page 10 of 15

5. We note your response to comment 13 of our comment letter dated October 13, 2011 and re-issue the comment in its entirety. Please disclose in greater detail the use of proceeds for "real estate investments." For example, please disclose the approximate amounts that would be used to purchase properties and to renovate properties.

6. We note your response to comment 14 of our comment letter dated October 13, 2011 and re-issue the comment in its entirety. Please tell us how long the company intends to invest in incoming producing securities and Treasury Bills of short maturities.

Capitalization, page 11 of 15

7. We have reviewed your response to prior comment 15 and reissue our comment in its entirety. Please revise to present your capitalization as of the date of the balance sheet included in your filing.

Item 6. Description of Business, page 11 of 15

8. We note your response to comment 19 of letter dated October 13, 2011 and we reissue our comment. We note that the company has no operations and owns no properties. Please revise to remove a specific amount of return.

9. We note your response to comment 26 of letter dated October 13, 2011 and your disclosure on page 11 that you will have superior property management. Please discuss how your properties will be managed.

Strategy, page 11 of 15

10.   Throughout this section, please discuss whether the company or third parties will provide the proposed services. If such services will be provided by third parties, please describe those third parties.

11.   We note your response to comment 21 of our comment letter dated October 13, 2011 and re-issue the comment in its entirety. Please discuss in greater detail the company's strategy for renovating properties.

12.   We note your disclosure that "100% of the proceeds will be used for acquiring properties for investment." Please reconcile this with your disclosure that up to 15% of the purchase price may be used for renovations.

13.   We note your disclosure that the company may partner with third-party companies for the purpose of identifying and acquiring properties ideal for investment. Please discuss whether the company could enter into these arrangements with affiliates.

Item 9. Remuneration of Directors and Officers, page 14 of 15

14.   Please discuss any remuneration that may be paid to officers and directors, including when such payments could begin and how they will be funded.

Item 12. Securities Being Offered Principal Amount and Term, page 15 of 15

15.   We note that the company owns no properties and has no operations. Please discuss here or elsewhere, how the company will fund its interest payments prior to owning any properties. Please add or revise your risk factors to specifically address this lack of funding available to make interest payments.

16.   Please discuss how the failure of the company to make interest payments will affect the default provision in paragraph 5 of the Promissory Note (Exhibit 2.1) since it is unclear from the terms of the Promissory Note whether a failure to pay interest would constitute a default under the terms of the Promissory Note. Please discuss what remedies the note holders will have if interest payments are not made by the company.

17.   Please discuss whether there will be a sinking fund or similar arrangement. See Item 12(b)(1) of Model B.   If there will not be a sinking fund, please include any related risk factor.

18.   Please discuss any provisions restricting the declaration of dividends. See Item 12(b)(3) of Model B.

19.   Please include in the affirmative the disclosure required by Item 12(b)(4) of Model B.

Payment or Rollover at Maturity, page 15 of 15

20.   We note your disclosure on page 16 that "[w]hen a Note matures, unless the holder or the Note otherwise elects, the Company may extend the term of the maturing Note for the same term as the maturing Note …" Please discuss whether a person may elect not to have the note rollover at the time of purchasing the note. Please include any related risk factors and discuss this term on the cover page of the offering circular.

21.   Please discuss the process on how the holder must present the Note for repayment within 30 days after its maturity date.

Financial Statements, page F-1

Note 1 – Organization and Summary of Significant Accounting Policies

22.   It appears that you have not responded to prior comment 31. We reissue our comment in its entirety. Please revise to disclose your accounting policies for all of your planned operations; including, but not limited to, cash and cash equivalents, real estate valuation, and revenue recognition.

Exhibit 5.1 Marketing Materials

23.   We note your Marketing Materials in Exhibit 5.1. On each advertisement, please include balance disclosure that discusses the material risks of the offering, such as your company has no operations and owns no properties and that the company may not be able to fund such interest payments, in addition, investors could lose their entire investment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 and Regulation A regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact William Demarest, Staff Accountant, (202) 551-3432, Eric McPhee, Accounting Reviewer, at (202) 551-3693, if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673, or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Matthew Scott